May 8, 2013

SPROTT INC. ANNOUNCES FRIENDLY ACQUISITION OF SPROTT RESOURCE LENDING CORP.

Toronto, Ontario – Sprott Inc. (“Sprott”) (TSX:SII) and Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) (TSX:SIL) (NYSE MKT:SILU) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Sprott will acquire, by way of a court-approved plan of arrangement under the Canada Business Corporations Act (“CBCA”), all of the issued and outstanding common shares of Sprott Resource Lending.

Pursuant to the terms of the Arrangement Agreement, each Sprott Resource Lending shareholder (other than Sprott) will receive 0.5 of a Sprott common share and C$0.15 in cash for each Sprott Resource Lending common share held, implying an offer of C$1.65 per share based on Sprott’s closing price on the Toronto Stock Exchange (“TSX”) on May 7, 2013. The offer represents approximately a 20.4% premium to the Company’s 20-day volume weighted average price on the TSX for the period ending May 7, 2013 and a 11.5% premium to the Company’s closing price on the TSX on May 7, 2013.

"This acquisition provides Sprott with more than C$220 million in new capital which will be used to seed and launch new initiatives, while continuing to grow its private lending business through a new lending partnership expected to launch later this year,” said Jack Lee, Lead Director of Sprott. “This transaction will both support Sprott’s growth in international markets and provide the company with a strong balance sheet to pursue various growth opportunities.”

“We are pleased to enter into this agreement with Sprott,” said Murray Sinclair, Chairman of Sprott Resource Lending’s Board of Directors. “This transaction provides our shareholders with a premium to the current share price and gives them an opportunity to participate in the growth of a larger, more diversified company with significant upside to the resource sector.”

Based on the currently issued and outstanding shares of the Company as of the date of this announcement, the number of Sprott common shares to be issued as part of the consideration will be approximately 69 million shares, representing approximately 39.0% of Sprott’s currently issued and outstanding shares on a non-diluted basis.

The transaction values the Company’s equity at approximately C$243 million on a non-diluted basis. Following completion of the transaction, Sprott Resource Lending shareholders will own approximately 28.1% of Sprott’s outstanding common shares on a non-diluted basis, based on their current shareholdings in Sprott Resource Lending.

The Board of Directors of Sprott Resource Lending formed a Special Committee of independent directors to consider the Arrangement Agreement, the terms of which were negotiated at arm’s length with Sprott. Cormark Securities Inc. (“Cormark”), independent valuator to the Special Committee of Sprott Resource Lending, provided an oral opinion to the effect that, based upon and subject to certain assumptions, limitations and qualifications, the consideration is fair, from a financial point of view, to the shareholders of Sprott Resource Lending (other than Sprott). In addition, under the supervision of the Special Committee, Cormark has prepared an independent valuation and has provided an oral opinion that, based upon and subject to the assumptions, limitations and qualifications in such opinion, as at May 8, 2013, the fair market value of the Sprott Resource Lending shares is in the range of C$1.47 to C$1.57 per share. The transaction is a “business combination” for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

The Board of Directors of Sprott Resource Lending, based on the recommendation of the Special Committee, is unanimously recommending that Sprott Resource Lending shareholders vote in favour of the transaction.

Other Aspects of the Transaction

Directors and officers of the Company as well as certain shareholders of the Company, including Dundee Corporation and certain associates of Sprott, have entered into voting support agreements with Sprott pursuant to which each such party has agreed to vote in favour of the transaction. Such locked-up shares represent approximately 25.4% of the common shares of the Company outstanding on a non-diluted basis.

Completion of the transaction is subject to a number of customary conditions, including: approval of the plan of arrangement by the Ontario Superior Court of Justice, which will also serve as the basis for the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “US Securities Act”); a favourable vote of at least (i) 66 2/3% of the holders of Sprott Resource Lending common shares and (ii) a simple majority of the votes cast by minority shareholders of Sprott Resource Lending, voted at an annual and special meeting of shareholders expected to be held in late June 2013; and the receipt of all necessary regulatory and stock exchange approvals. The Arrangement Agreement includes a customary non-solicitation clause and right to match covenants and provides for the payment of a C$6.8 million break fee to Sprott, and expense reimbursement to Sprott and the Company under certain circumstances. Sprott common shares to be received by shareholders of the Company pursuant to the plan of arrangement will be listed solely on the TSX and will not be registered under the US Securities Act but will be offered under an exemption to the registration requirements thereunder and under applicable state “blue sky” laws in the United States.

As of the date hereof, Eric Sprott owns or has control or direction over 94,241,270 Sprott common shares representing approximately 52.7% of the issued and outstanding Sprott common shares. Mr. Sprott does not own or control any shares of Sprott Resouce Lending. After giving effect to the transaction, Mr. Sprott’s position in Sprott will be diluted to approximately 38.0% . As Sprott is expected to issue in excess of 25.0% of its currently issued and outstanding common shares under the transaction, the approval of the issuance of the Sprott common shares by Sprott’s shareholders is required under subsection 611(c) of the TSX Company Manual. As contemplated by subsection 604(d) of the TSX Company Manual, Sprott has satisfied this requirement by obtaining the written consent of Mr. Sprott based on his ownership or control or direction over more than 50.0% of Sprott’s common shares.

In addition, Rick Rule, an insider of each of Sprott and Sprott Resources Lending, owns or has control or direction over 19,267,500 Sprott common shares representing approximately 10.8% of the issued and outstanding Sprott common shares and 12,455,613 Sprott Resource Lending common shares representing approximately 8.5% of the Company’s issued and outstanding common shares. After giving effect to the transaction, Mr. Rule will own or have control or direction over 25,495,307 Sprott common shares representing approximately 10.3% of Sprott’s issued and outstanding common shares. Further, assuming completion of the transaction, insiders of Sprott (other than Mr. Rule), who own common shares of the Company, will be issued an aggregate of approximately 2.1 million Sprott common shares.

Completion of the transaction is currently expected to occur in early July 2013. The Board of Directors of Sprott Resource Lending has approved the payment of a regular quarterly dividend of C$0.015 per common share in respect of the Company’s first fiscal quarter for payment on June 7, 2013 to shareholders of record on May 21, 2013 and hereby notifies the Company’s shareholders that it will designate the full amount of such dividend as an “eligible dividend” for purposes of the Income Tax Act (Canada). Further, Sprott, in accordance with its dividend policy and subject to applicable law, expects to issue a regular quarterly dividend in respect of Sprott’s second fiscal quarter, in due course, following the completion of the transaction.

The terms and conditions of the Arrangement Agreement will be disclosed in more detail in Sprott Resource Lending’s management information circular, which is expected to be filed and mailed to Sprott Resource Lending shareholders in late May 2013.

Details regarding these and other terms of the transaction are set out in the Arrangement Agreement, which will be available on SEDAR at www.sedar.com.

Advisors and Legal Counsel

Heenan Blaikie LLP is acting as legal counsel to Sprott. Stikeman Elliott LLP is acting as legal counsel to Sprott Resource Lending. Cormark Securities is acting as financial advisor to the Special Committee of the Board of Directors of Sprott Resource Lending.

Conference Call

A conference call is scheduled for May 9, 2013 at 10:00 a.m. EDT. The Toronto area call-in number is (647) 427-7450 and the toll-free call-in number is (888) 231-8191. The passcode is 63855481#. The call will also be webcast at www.sprottinc.com and www.newswire.ca.

About Sprott Inc.

Sprott is a leading independent asset manager dedicated to achieving superior returns for its clients over the long term. Sprott currently operates through four business units: Sprott Asset Management LP, Sprott Private Wealth LP, Sprott Consulting LP, and Sprott U.S. Holdings Inc. Sprott Asset Management is the investment manager of the Sprott family of mutual funds and hedge funds and discretionary managed accounts; Sprott Private Wealth provides wealth management services to high net worth individuals; and Sprott Consulting provides management, administrative and consulting services to other companies. Sprott U.S. Holdings Inc. includes Sprott Global Resource Investments Ltd, Sprott Asset Management USA Inc., and Resource Capital Investments Corporation. Sprott is headquartered in Toronto, Canada, and is listed on the Toronto Stock Exchange under the symbol “SII”. For more information on Sprott, please visit www.sprottinc.com.

About Sprott Resource Lending Corp.

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and a partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com). For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com).

Investor Contact Information:

Sprott Resource Lending Corp.	Sprott Inc.

Jim Grosdanis	Glen Williams
Chief Financial Officer	Director of Communications
Sprott Resource Lending Corp.	Sprott Inc.
(416) 943-4698	(416) 943-4394
jgrosdanis@sprottlending.com	gwilliams@sprott.com

Caution Regarding Forward-Looking Statements and Information

This document includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding Sprott’s or Sprott Resource Lending’s intent, or the beliefs or current expectations of Sprott’s or Sprott Resource Lending’s officers and directors. Such statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions. Forward-looking statements may relate to Sprott’s or Sprott Resource Lending’s future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond Sprott’s or Sprott Resource Lending’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (a) the inability of Sprott Resource Lending to obtain (i) approval of the transaction by the court and the other regulatory approvals, and (ii) approval of the transaction by the shareholders at an annual and special meeting of Sprott Resource Lending shareholders; and (b) the occurrence of any other event, change or other circumstance that could give rise to the termination of the Arrangement Agreement, or the delay of consummation of the transaction or failure to complete the arrangement for any other reason.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, neither Sprott nor Sprott Resource Lending assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.